Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

April 8, 2019

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hudson Global, Inc. PRER14A Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed on March 27, 2019 by Hudson Global, Inc. File No. 001-38704

Dear Mr. Panos:

This letter is being submitted on behalf of our client, Hudson Global, Inc. (the “Company”), with respect to the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2019, File No. 001-38704.

Per an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission by telephone on March 28, 2019, we hereby, in further response to Comment No. 7 in the letter from the Staff to the Company, dated as of March 22, 2019, confirm that the Company will vote all proxies it receives in connection with the solicitation relating to its 2019 Annual Meeting of Stockholders, including any adjournment or postponement thereof, in the manner directed by the stockholders and that there are no conditions that would relieve the Company of this obligation.

Concurrently with the submission of this letter, the Company is filing a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). Pursuant to the other oral comment received from the Staff from the same conversation on March 28, 2019 and related to compliance with the requirement of Rule 14a-6(h), the Company has filed the Definitive Proxy Statement marking with R-tags all the changes made since the Preliminary Proxy Statement on Schedule 14A filed on March 15, 2019 (the “Preliminary Proxy Statement”).

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0084 Fax +1.917.849.5379 www.velaw.com

April 8, 2019	Page 2

Further, as discussed with the Staff by telephone on April 3, 2019, we have included in the Definitive Proxy Statement (i) a discussion of the action intended to be taken by the Company in the event of a negative vote on the auditor ratification proposal, which can be found on pages 36-37 of the Definitive Proxy Statement, and (ii) an explanation of the reason that the Company decided to switch from KPMG LLP to BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019, available on page 36 of the Definitive Proxy Statement.

Enclosed with the email and Federal Express versions of this letter is a copy of the Definitive Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed on March 15, 2019.

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April 8, 2019	Page 3

Please direct any questions or comments that you have with respect to the foregoing to Lawrence S. Elbaum at (212) 237-0084.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	Jeffrey E. Eberwein (Jeff.Eberwein@hudsonrpo.com) Patrick Gadson (pgadson@velaw.com)